Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn: Edwin Kim and Matthew Derby

February 13, 2025

Re:	RAD Technologies Inc.
Offering Statement on Form 1-A
Filed on January 29, 2025
File No. 024-12513

Dear Messrs. Kim and Derby:

On behalf of RAD Technologies Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 10:00 a.m., Eastern Time, on February 19, 2025, or as soon thereafter as is practicable.

Sincerely,

/s/ Jeremy Barnett
Jeremy Barnett, Chief Executive Officer